



04002435

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL ASSET ADVISORS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1029 FRIENDLY ROAD
(No. and Street)

OYSTER BAY,   NEW YORK   11771
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARC STOLTZ   (516) 222-9111
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – if individual, state last, first, middle name)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 2 6 2004 WASH. D.C. 181 SECTION

PROCESSED MAR 15 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __MICHAEL BARNARD__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CAPITAL ASSET ADVISORS, INC.__ , as of __DECEMBER 31,__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

AGNES T. MEENAN
Notary Public, State of New York
No. 01ME5074003
Qualified in Nassau County
Commission Expires Mar. 10, 2007

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL ASSET ADVISORS, INC.

R E P O R T

FORM X-17A-5

DECEMBER 31, 2003

CAPITAL ASSET ADVISORS, INC.

CONTENTS

DECEMBER 31, 2003

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
—
(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
     Stockholders of

CAPITAL ASSET ADVISORS, INC.

I have audited the accompanying statement of financial condition of Capital Asset Advisors, Inc. as of December 31, 2003, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Asset Advisors, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 23, 2004

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

A S S E T S

Current assets:

Cash		$ 218
Receivables from brokers and dealers:		
Commissions receivable	$ 7,077	
Other	44,989	52,066
Investments (NASD)		3,300
Prepaid expenses		1,031
Total assets		**$ 56,615**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accrued expenses payable		$ 17,802
Total current liabilities		**17,802**
Stockholders' equity:		
Common stock, no par value:		
authorized 200 shares;		
outstanding 200 shares.	$ 200	
Additional paid-in capital	64,300	
Retained earnings (deficit)	(25,687)	
Total stockholders' equity		**38,813**
Total liabilities and stockholders' equity		**$ 56,615**

See notes to financial statements.

2

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:

Commissions		$ 452,339
Other income		81,500
Interest		164
Total revenue		**534,003**

Expenses:

Salaries of voting stockholder officers	$ 10,000	
Commissions paid to other broker-dealers	73,812	
Regulatory fees	1,836	
Research	15,284	
Consulting fees	10,621	
Computer service charges	8,379	
Other expenses	44,558	
Total expenses		**164,490**
Income before federal income tax		369,513
Less: federal income tax		-0-
Net income		**$ 369,513**

See notes to financial statements.

3

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Resources provided:

Net income		$369,513
	Total resources provided	369,513

Resources applied:

Increase in prepaid expenses	$ 1,031	
Decrease in accrued expenses	3,260	
Increase in receivables from brokers and dealers	24,483	
Distributions	368,629	
Total resources applied		397,403
Decrease in cash		(27,890)
Balance, January 1, 2003		28,108
Balance, December 31, 2003		$ 218

See notes to financial statements.

4

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Stockholders' equity, January 1, 2003	$ 37,929
Add: Net income for the year	369,513
Less: Distributions	(368,629)
Stockholders' equity, December 31, 2003	**$ 38,813**

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2003	**$ -0-**

See notes to financial statements.

5

CAPITAL ASSET ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Summary of significant accounting policies:

   Income taxes:

   The corporation has elected to be taxed as an 'S' Corporation. The net income or loss of the Company is passed through to the shareholder, and tax is then incurred by individual shareholders.

2. The following supplementary information is submitted:

   Exemption from Rule 15c-3-3 is claimed under (K) (2) (b):

   All customer transactions are cleared through other broker-dealers, Bear Stearns & Co.; and Merrill Lynch, on a fully disclosed basis.

3. Net capital as reported on page 7 of the audited Form X-17A-5 indicated net capital of $34,482. In January 2004, the corporation filed Part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $34,482.

6

CAPITAL ASSET ADVISORS, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003

Common stock		$ 200
Additional paid-in capital		64,300
Retained earnings (deficit)		(25,687)
		38,813
Less: non-allowable assets		(4,331)
Net capital		34,482

Greater of:

Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $17,802)	$ 1,187	5,000
Excess net capital		**$29,482**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 17,802
Percentage of aggregate indebtedness to net capital	52%

See notes to financial statements.

7

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

866 UNITED NATIONS PLAZA

NEW YORK, N.Y. 10017

—

(212) 751-6910

FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

CAPITAL ASSET ADVISORS, INC.

I have examined the financial statements of Capital Asset Advisors, Inc. the year ended December 31, 2003 and have issued my report thereon dated February 23, 2004. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

8

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2003 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 23, 2004

9